November 18, 2019

Robert G. Haiman
General Counsel
Braemar Hotels & Resorts Inc.
4185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

       Re: Braemar Hotels & Resorts Inc.
           Registration Statement on Form S-3
           Filed. November 13, 2019
           File No. 333-234663

Dear Mr. Haiman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Killoy at 202-551-7576 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:    Rob Bergdolt